Exhibit 12.1

Texas Instruments Incorporated

Consolidated Ratio of Earnings to Fixed Charges

	2009	2008	2007	2006	2005
EARNINGS:
Income from continuing operations before income tax & (loss) gain on equity method investments	$2,021	$2,490	$3,682	$3,629	$2,764

Add: Fixed charges (shown below)	16	23	24	39	40
Amortization of capitalized interest	4	4	6	5	9
Distributed income from equity investees	5	1	0	0	0
Subtract:
Capitalized interest	0	0	0	5	5

Total earnings	$2,046	$2,518	$3,712	$3,668	$2,808

FIXED CHARGES:
Total interest on loans (expensed)	$0	$0	$1	$7	$9
Capitalized interest	0	0	0	5	5
Estimated interest element of rental and lease expense	16	23	23	27	26

Total fixed charges	$16	$23	$24	$39	$40

Ratio of earnings to fixed charges	127.9	109.5	154.7	94.1	70.2